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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                    For the month of January, 2005

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:

Press Release, January 25, 2005

Management's Discussion and Analysis
Fiscal year ended October 31, 2004

Consolidated Financial Statements
Years ended October 31, 2004, 2003 and 2002

Certification of Annual Filings - Henry Schnurbach

Certification of Annual Filings - Victor D'Souza

PRESS RELEASE January 25, 2005

                    POLYAIR INTER PACK 2004 YEAR END RESULTS

TORONTO, January 25, 2005 - Polyair Inter Pack Inc. (TSE/AMEX: PPK) reported net loss of $0.1 million or $0.04 per diluted share on sales of $191.7 million for year ended October 31, 2004, compared with net income of $4.7 million or $0.66 per diluted share on sales of $142.8 million for fiscal 2003. The Company, in a December 21, 2004 press release, had announced that it expected fully diluted loss per share of $0.10 to $0.15. The lower loss per share is due to a revision in the tax provision used in this estimate. These results incorporate for the first time the full annual results of the Atlantic/Jacuzzi operation, acquired on May 8th, 2003.

All amounts are expressed in thousands of U.S. dollars, except for number of shares outstanding and per share amounts.

                                                                        3 Months Ended                   12 Months Ended
                                                                    Oct 31         Oct 31      %       Oct 31       Oct 31      %
                                                                      2004           2003    Change      2004         2003    Change
                                                                   ----------------------------------------------------------------
Sales
Packaging Products                                                   $28,941        24,953     16%     $104,586     $89,540    17%
Pool Products                                                         14,413        12,647     14%       87,070      53,236    64%
Total Sales                                                           43,354        37,600     15%      191,656     142,776    34%

Earnings before Interest,                                                (92)        4,326                8,288      15,235
Taxes, Depreciation
and Amortization (EBITDA)*

Net (loss) income before extraordinary gain                           (2,086)        1,513               (1,005)      4,730
Extraordinary gain                                                       948             -                  948           -
Net (loss) income                                                    $(1,138)       $1,513             $    (57)     $4,730

Weighted average number of shares outstanding (Millions)
      - Basic                                                            6.1           6.1                  6.1         6.1
      - Diluted                                                          7.0           7.1                  6.9         7.1

Net (loss) income before extraordinary gain per share
      - Basic                                                         $(0.35)        $0.24               $(0.19)      $0.76
      - Diluted                                                       $(0.35)        $0.19               $(0.19)      $0.66

Net (loss) income after extraordinary gain per share
      - Basic                                                         $(0.19)        $0.24               $(0.04)      $0.76
      - Diluted                                                       $(0.19)        $0.19               $(0.04)      $0.66

     * EBITDA is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that EBITDA should not be considered as an alternative to net income or loss or cash from operating activities as an indicator of the Company's performance or cash flows. EBITDA, as calculated by the Company, is net income or loss before extraordinary items, net interest expenses and other, depreciation and amortization, and income taxes. Full financial statements along with
     Management's Discussion and Analysis can be obtained from SEDAR (www.sedar.com) and the Company's web site at www.polyair.com


Commenting on the Company's results, Henry Schnurbach, President and Chief Executive officer, stated: "As previously reported, significant increases in raw materials, freight costs, the stronger Canadian dollar and the costs of the integration of the Atlantic/Jacuzzi acquisition have impacted our margins in 2004. Due to competitive pressures the company was not able to increase its selling prices to offset these higher costs until late in the year. In the fourth quarter of fiscal 2004, the Company's pool division issued an unusually high amount of credits that related to warranty and other sales adjustments. These credits and other charges booked resulted in a loss from operations. Offsetting these charges were a previously announced gain on sale of the injection molding equipment and an extraordinary gain that arose from the finalization of contingencies that were established upon the acquisition of the Atlantic/Jacuzzi assets in May 2003. "

Mr. Schnurbach continued, "In 2004 we made significant progress in the integration of our existing and acquired pool business. We also undertook a consolidation of the Toronto packaging facilities and the pool production and warehousing functions were substantially reorganized to increase their efficiency and reduce costs. In the last few months the Company has put in place initiatives that should improve our profitability, reduce our investment in working capital and continue our market expansion."

Conference Call

The Company will host a conference call on Wednesday, January 26, 2005 at 4:00 pm (Eastern Daylight Time) to review the operating results. Polyair invites all those interested in hearing management's discussion of the results to join the call by dialing 1-800-458-9009 in the U.S. and Canada. International participants may access the call by dialing 1-719-457-2623. A replay will be available for one week following the call by dialing 1-888-203-1112 (U.S. and Canada) or 1-719-457-0820 (International) and entering access code 2299740 when prompted.

Polyair Inter Pack Inc. (www.Polyair.com) in its Polyair Packaging and Cantar Pool Products divisions manufactures and distributes a wide range of protective packaging products and swimming pool products. These products are sold to distributors and retailers across North America. The company operates twelve manufacturing facilities, seven of which are in the US where it generates the majority of its sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".

Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of current product offerings. Such forwardlooking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc. In addition, Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

For further information contact:
Wendy Smith
Shareholder Administrator
Phone: (416) 679-6591
Email: wsmith@polyair.com

Polyair Inter Pack Inc.
Fiscal year ended October 31, 2004
Management's Discussion and Analysis


This following management's discussion and analysis ("MD&A") provides an outline of Polyair Inter Pack's business, its development strategy and how it measures performance. It contains a review of the 2004 financial results, identifies business risks that the Company faces and comments on the financial resources required for the development of the business. This report contains information that will enable a better understanding of the Company's financial statements and should be read in conjunction with these documents. The Company's unaudited, quarterly financial results for the reporting periods ended 2004 and 2003 can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States. The Company's Annual Information Form for the year ended October 31, 2003 and October 31, 2002 can also be accessed on SEDAR (www.sedar.com).

In this document and in the Company's financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the financial statements and this MD&A are expressed in US dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements are based on current expectations of management and involve risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The forward-looking statements contained herein are based on information available as of January 11, 2005. Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter any forward-looking statements contained herein.

The Company

Polyair Inter Pack Inc. ("Polyair" or the "Company") manufactures products for the protective packaging and the swimming pool industries. The Packaging Division sells its products to distributors and retailers in North America who service a wide variety of end users. The Pool Division serves leading distributors and retailers in Canada and the US and it exports approximately 15% of its products outside of North America.

The Packaging Division manufactures most its products in three Canadian and seven US factories and it has continually invested in improving its manufacturing technology and capacity to meet the demands of its customers. Product development is focussed on meeting customer needs and the Company does its product development both in-house and through joint ventures and licensing arrangements. Sales of protective packaging materials are fairly evenly spread out through out the year.

The Pool Division sells above ground pools, pumps, filters and accessories including solar covers, protective covers and pool liners. Prior to 2003, the Pool Division concentrated on pool accessories. In May 2003, the Company acquired the assets of Atlantic/Jacuzzi business and expanded into the manufacture and distribution of above ground pools and pool equipment such as pumps and filters. This acquisition also expanded the Company's sales reach into the European above ground pool market. The Pool Division's products are manufactured at two Canadian production facilities and it sources certain pool accessory products from the Packaging Division.

Sales of the Pool Division's products are somewhat weather dependent and an early spring particularly in the central and northeastern US, could result in increased demand for the Company's above ground pools. Demand for the Company's pool products could also be influenced by new housing and swimming pool construction, consumer discretionary income and competition. This division's peak sales period is from March to June and the Company builds inventory in advance to support sales in this period. Sales of above ground pools and certain pool accessory products from November to February usually involve extended payment terms with maturities in May to June.

The Company uses a variety of raw materials in its production; the three primary materials it uses are steel, paper and polyethylene resin. Resin is purchased-primarily by the Packaging Division throughout the year to match anticipated sales. The Packaging Division sources all of its raw materials in North America and imports some finished goods from Israel. The Pool Division purchases the majority of its steel from December to March and the purchasing is based on sales forecasted for the year. The Company also imports finished goods from the Far East.

The Company's internal growth strategy is to establish a minimum annual growth rate for each division. Each division is expected to accomplish its annual growth target by means of increased market penetration, expanding manufacturing capacity to support higher sales volumes and new product development. The Company seeks to gain competitive advantage within existing markets by continually expanding its product range and thereby increasing the cost-effectiveness of its sales and distribution network.

In addition to it's internal growth strategy, the Company seeks to acquire companies engaged in the design, manufacture and marketing of products that are complimentary to its existing business. Acquisitions may include purchases, mergers, strategic alliances or joint ventures. In 2003, for example, the Company expanded by acquisition of Atlantic/Jacuzzi assets. This purchase enabled the Pool Division to expand its product reach into the pool equipment marketplace and provided the Company with new avenues of distribution throughout North America and Europe. This acquisition was the largest acquisition in the Company's history and an important milestone in the development of the Company.

The Company generally does not have the ability to independently set prices in the marketplace. The cost of many of the Company's raw materials are dependent on economics in the steel and petro-chemical industries and due to the competitive nature of its industry sectors the Company is not always able to pass on raw material input price increases to its customers. This dynamic has created an ongoing challenge for the Company to reduce its cost structure by investing in more productive equipment, product innovation and information technology. The Company invests a significant amount of capital in its manufacturing facilities in order to reduce costs, develop innovative products and maintain and expand manufacturing capacity. In 2003 and 2004, Polyair's capital spending was higher than its depreciation expense and it expects this will continue in the coming year.

Key Performance Indicators

In 2004, the Company focussed on the integration of the Atlantic/Jacuzzi business and on consolidating its Toronto Packaging facilities. In fiscal 2005 and onwards the Company's focus will be to capitalize on the platforms established in 2004 and to improve the Company's profitability. For fiscal 2005, the Company and each of its divisions have established financial objectives including a minimum level of sales growth, a target for Selling, General and Administration expenses as a percent of sales, Earnings Before net Interest expenses and other, Taxes and Deprecation and Amortization (EBITDA), return on average capital employed, and certain working capital efficiency measures such as accounts receivables days outstanding and inventory turnover. These items are discussed in the appropriate sections under "2004 Operating results" below.

In the coming years, the Company will focus on generating cash by minimizing its working capital investment and by rigorously monitoring return on capital spending. This cash flow will be used for debt reduction, capital expenditures and acquisitions. If the cash flow exceeds these requirements the Company may also repurchase its shares.

-------------------------------------------------------------------------------------------------------------
Selected annual information                                  2004               2003               2002
---------------------------                              --------------     --------------     --------------
(In `000s of USD, except per share amounts)
Sales                                                         $191,656           $142,776           $119,510
Operating profit*                                                1,057              9,310              9,274
Income (loss) before extraordinary gain                         (1,005)             4,730              4,449
                        Basic                                    (0.19)              0.76               0.72
                        Diluted                                  (0.19)              0.66               0.71
Extraordinary gain, net of tax                                     948                  -                  -
Net income (loss)                                                  (57)             4,730              4,449
Net income (loss) per share
                        Basic                                    (0.04)              0.76               0.72
                        Diluted                                  (0.04)              0.66               0.71
EBITDA *                                                         8,288             15,235             15,269
Number of common shares outstanding                          6,448,350          6,126,500          6,223,300
Total assets                                                  $122,171           $100,541            $67,357
Long term liabilities (including current portion)               30,061             25,725             24,757
Shareholders' equity                                            37,457             33,889             24,414
------------------------------------------------------------------------------------------------------------


     * Operating profit and Earnings before net Interest expenses and other, Taxes and Depreciation and Amortization ("EBITDA"), are not recognized measures under Canadian Generally Accepted Accounting Principles and readers are cautioned that Operating Profit and EBITDA should not be considered as alternatives to net income or loss or cash from operating activities as an indicators of the Company's performance or cash flows. The Company's method for calculating Operating Profit and EBITDA may differ from other companies and may not be comparable to measures used by other companies. Operating profit is net income or loss before extraordinary items, net interest expenses and other, non-controlling interest, and income taxes. EBITDA is net income or loss before extraordinary items, net interest expenses and other, depreciation and amortization, and income taxes.

2004 Operating results
Sales by Division

-------------------------------------------------------------------------------------------------------------------
(In `000s of USD )                     2004        % Sales       2003           % Sales    2002     % Sales
                                 -----------------          -----------------------------------------
Packaging Division                      $ 104,586       55%       $ 89,540        63%       $ 85,324       71%
Pool Division                              87,070       45%         53,236        37%         34,186       29%
                                 -----------------          ---------------           ---------------
                                        $ 191,656      100%      $ 142,776       100%      $ 119,510      100%
                                 =================          ===============           ===============

-------------------------------------------------------------------------------------------------------------------

Packaging Division:

In 2004, sales increased by $15 million or 17% from the prior year. Sales of bubble and foam products, the division's two largest product groups grew by 14% year over year. This rate is higher than the overall packaging industry growth rate and represents the Company's expanded market presence. Higher growth rates were experienced in the division's newer product lines-Ecom(TM) mailers, insulated foil and Polyair's proprietary Air Space(TM) film.

In addition to the above mentioned volume growth, the Division announced a price increase which took effect in the fourth quarter. This price increase and a second one, which was announced for November 1, 2004, should help offset the higher cost of raw materials that the division experienced during fiscal 2004.

The Packaging Division also increased sales through its joint venture, PXL Cross Linked Technologies Inc. This venture produces cross-linked polyethylene foam for specialized applications using technology contributed by an Israeli joint venture partner.

[OBJECT REMOVED- graph showing five year trend of revenue growth]

Pool Division:

The growth in sales in 2004 reflected a full year of sales from the addition of the above ground pools and the pool equipment product lines acquired in the Atlantic/Jacuzzi asset purchase in 2003. This acquisition accounted for an increase of $32 million to the pool division sales in 2004 over 2003, compared with a $19 million increase in 2003 over 2002.

Sales of above ground pools, pumps and filters, were below the Company's expectations due to an unseasonably cool spring and summer particularly in the key central and eastern US markets. In-ground pool equipment sales increased as a result of increased marketing efforts that the Company undertook in the US. Sales of pool accessories were $1.4 million lower than during the prior year, partly due to the loss of a key customer who sourced products directly from the Far East.

The following table summarizes the factors contributing to the growth in sales:


         Analysis of growth in fiscal 2004
(In `000s of USD )
                                                       Packaging Division    Pool Division
Revenues in fiscal 2003                                   $89,540               $53,236
Growth from acquisitions/new ventures:
  -Revenue from Atlantic/Jacuzzi acquisition                                     31,977
  -Revenue from PXL joint venture                           1,656
Existing operations:
  -Exchange rate effect                                     1,628                 2,409
  -Price increase effect                                    1,381                     -
  -Organic growth                                          10,381                  (552)
                                                          --------               -------
Revenue for fiscal 2004                                  $104,586               $87,070
                                                          ========               =======


Geographic distribution of revenues

(In `000s of USD)       2004      % Sales      2003      % Sales      2002       % Sales
                      ---------              ---------              ---------
United states         $137,968        72%    $112,925       79%     $103,340         86%
Canada                  40,665        21%      27,077       19%       16,170         14%
Europe                  13,023         7%       2,774        2%            -          0%
                      ---------              ---------              ---------
Total                 $191,656       100%    $142,776      100%     $119,510        100%
                      =========              =========              =========


The increase in sales in Canada is primarily due to the addition of the Atlantic/Jacuzzi equipment and pool sales. These products enjoy a strong market presence in Canada and the Company has targeted the US market where its equipment market share is low as a key market to expand. To this end, the Pool Division increased its sales and marketing personnel and expenditures in 2004 and it expects it will see its equipment sales exceed overall market growth.

Sales outside of North America consist primarily of above ground pools, a product line and customer base the Company acquired as result of the Atlantic/Jacuzzi asset purchase in May 2003. The majority of these export sales occur in the first quarter and fiscal 2004 represents the Company's first full year of sales to these markets.

Gross profit

(In `000s of USD)       2004     % of sales    2003     % of sales     2002     % of sales
                      --------               --------                --------
Gross profit*         $31,889        17%     $32,744        23%      $28,352         24%


* Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net income (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. Gross profit is net income (loss) before selling, general and administrative expenses, net interest expenses and other, non-controlling interest, and income taxes.

Gross profit as a percent of sales declined to 17% from 23% in 2003 due to the following factors:

     - Increased cost of raw materials. The Company estimates that Gross Profit was reduced by 2.8% due to the higher cost of plastic resin, steel and other raw materials. In the Packaging Division, polyethylene resin prices increased 16% over the year and selling prices were not increased until the fourth quarter. This increase and a second one announced for November should help offset higher material costs.

     - Freight costs in both divisions rose due to the higher cost of fuel and common carrier fuel surcharges. The Company estimates that higher freight costs reduced overall gross profit by 0.8%.

     - The stronger Canadian dollar resulted in reduced margins for the Company; the Pool Division, which has a higher proportion of its costs (relative to its sales) in Canadian dollars, was affected more. The Company estimates that the stronger Canadian dollar reduced Gross Profit by approximately 1.4% or $2.6 million.

     - Manufacturing labour costs in the Pool Division were higher by approximately $1 million (0.5% reduction in gross profit) during the year due to start-up inefficiency of the new Toronto factory.

     - Sales returns and credits booked in the Pool Division in the fourth quarter of $1.2 million negatively impacted margins by 0.6%.

Management is continuing to focus on improving the efficiency of its business so as to improve the Company's profitability. In the packaging business, the Company is consolidating its Toronto manufacturing facilities. This consolidation started in the first quarter of 2004 and was largely completed in 2004. During the relocation of equipment, manufacturing efficiency suffered as the Company moved into its new production facility. The Company expects that this consolidation should result in lower operating costs in fiscal 2005.

In the Pool Division, the Company undertook to integrate its existing products business with the Atlantic/Jacuzzi business. As part of this integration, a substantial reorganization of manufacturing operations was undertaken and the Company decided to outsource the production of injection-moulded parts. In the fourth quarter it entered into an agreement to sell the injection moulding equipment and signed a three-year parts supply contract. Cash proceeds of $0.6 million and a rebate against future purchases of injection-moulded parts of $0.2 million was received from the sale.

Included in the Company's cost of sales is depreciation of equipment, which amounted to $5.0 million in 2004, $4.5 million in 2003 and $3.9 million in 2002. The higher depreciation expense in 2004 is mainly due to capacity expansions undertaken in late 2003 and during 2004. The Company expects that it has sufficient manufacturing capacity in place to meet its 2005 sales forecasts and most of the 2005 capital expenditures will be oriented to equipment efficiency upgrades, investments in information technology and in the Air Space equipment program.

In fiscal 2005, union agreements that relate to three of the Company's facilities are due for renewal. Management anticipates that these union contracts will be renewed at rates that should not materially differ from the cost of inflation.


Selling, general and administrative expenses

(In `000s of USD)                2004      % of sales        2003    % of sales     2002      % of sales
                                --------                   --------                --------
Selling                        $ 18,546      10%          $ 13,743       9%       $ 10,888        9%
General and administrative       12,286       6%             9,691       7%          8,190        7%
                                --------                   --------
                               $ 30,832      16%          $ 23,434      16%       $ 19,078       16%
                                ========                   ========                ========


Selling, general and administrative expenses remained consistent as a percentage of sales at 16% in the past 3 years. The $7.4 million increase in selling, general and administrative expenses in 2004 from 2003 resulted primarily from higher costs in the Pool Division. Salaries and other personnel costs increased by $2.2 million as a result of full year of Atlantic/Jacuzzi operations compared to six months in 2003. Advertising and promotion costs in the Pool Division increased by $1.2 million as the Company sought to increase its pool products brands visibility and to expand its market presence.

The stronger Canadian dollar, particularly in the third and fourth quarters, increased selling, general and administration costs by $1.3 million, as a substantial portion of the Company's sales, management and administrative personnel are located in Canada.

Net interest expenses and other, incomes taxes

(in 000's USD)                             2004           2003            2002
                                         -------        -------         -------
     Net interest expenses and other     $2,101         $1,595          $1,704
     Income taxes                           (39)         2,985           3,121


Net interest expenses and other increased by $0.5 million in 2004 over 2003. The increase in interest costs was primarily as a result of a higher level of bank indebtedness in 2004 to finance working capital requirements. This increase was partially offset by a pre-tax gain of $0.6 million relating to the sale of injection moulding equipment.

Income tax expense recovery in 2004 was $39 thousand compared to an expense of $3.0 million in 2003. Current tax recovery in 2004 amounted to $1.4 million compared with current income tax expense of $2.4 million in fiscal 2003. The current tax recovery is a result of decreased profitability in 2004 and the Company's focus on better managing its tax expense.

Net income and earnings per share

(in 000's USD)                                         2004              2003             2002
                                                   ----------        ----------       ----------
     Net (loss) income before extraordinary gain     ($1,005)           $4,730           $4,449
     Extraordinary gain, net of taxes                    948                 -                -
                                                   ----------        ----------       ----------
     Net (loss) income                                   (57)            4,730            4,449
                                                   ----------        ----------       ----------
     Convertible note charge                            (164)             (103)               0
                                                   ==========        ==========       ==========

     Number of common shares outstanding
                       Basic                       6,130,264         6,113,022        6,206,311
                       Diluted                     6,924,460         7,052,477        6,288,459
     Net (loss) income per share
                       Basic                           (0.04)             0.76             0.72
                       Diluted                         (0.04)             0.66             0.71


Net loss before extraordinary gain in 2004 was $1.0 million compared with net income before extraordinary gain of $4.7 million in 2003. The decline in income stemmed from the lower gross profit of $0.9 million, coupled with an increase in selling, general and administrative expenses of $7.4 million.

The  extraordinary   gain  reflects   negative   goodwill   resulting  from  the
finalization of acquisition contingencies related to the acquisition of the Atlantic/Jacuzzi assets in 2003.

Common shares outstanding increased in 2004 primarily as a result of employees exercising stock options. In 2003, the Company purchased 120,000 common shares for cancellation. The purchase had an accretive impact on the net income per share and improved the return on equity.


Summary of quarterly results for fiscal years 2004 and 2003


------------------------------------------------------------------------------------------------------------------------------------
(In 000's USD)
                                                      2004                                                 2003
                                -------------------------------------------------    -----------------------------------------------
                                    Q4           Q3          Q2          Q1              Q4           Q3          Q2         Q1
                                -------------------------------------------------    -----------------------------------------------
Sales
       Pool products               $ 14,413     $ 29,771    $ 31,172    $ 11,714        $ 12,647     $ 27,519      $9,271   $ 3,799
       Packaging products            28,941       27,002      25,268      23,375          24,953       21,550      22,298    20,739
                                -------------------------------------------------    -----------------------------------------------
Total sales                          43,354       56,773      56,440      35,089          37,600       49,069      31,569    24,538
Gross Profit                          5,105       10,284      10,597       5,903           9,002       10,988       7,407     5,347
Selling, General and Admin            7,625        8,106       7,696       7,405           6,308        7,440       4,898     4,788
Net Interest expense & other and
  non-controlling interest              326          927         402         446             508          411         365       311
(Loss) income before taxes and
 extraordinary gain                  (2,846)       1,251       2,499      (1,948)          2,186        3,137       2,144       248
Income taxes                           (760)         579         977        (835)            673        1,310         901       101
Extraordinary gain, net of taxes        948            -           -           -               -            -           -         -
                                -------------------------------------------------    -----------------------------------------------
Net (loss) income                   $(1,138)       $ 672     $ 1,522     $(1,113)         $1,513      $ 1,827      $1,243     $ 147
                                =================================================    ===============================================
Net (loss) income per share
       Basic                        $ (0.19)      $ 0.10      $ 0.24     $ (0.19)         $ 0.24       $ 0.30      $ 0.20     $0.02
       Diluted                      $ (0.19)      $ 0.09      $ 0.20     $ (0.19)         $ 0.19       $ 0.25      $ 0.20     $0.02
------------------------------------------------------------------------------------------------------------------------------------


The above table and attached graph show the evolution of the Company's quarterly results. With the acquisition of the Atlantic/Jacuzzi assets in May 2003 the proportion of total revenues that pool products account for has increased. This has increased the seasonality of revenues and earnings.

Packaging sales in the fourth quarter of 2004 increased by 16% from the corresponding period of 2003 due to increased demand for the Company's mailer and air space film product lines. In addition, packaging sales in the fourth quarter of 2004 were bolstered by a price increase that was announced for the end of June. Packaging sales are typically stronger in the fourth quarter of the year as a result of pre-shipments for holiday season.

Pool products revenues in the fourth quarter of 2004 increased by 14% from the corresponding period of 2003. Cool weather in key above ground pool markets during peak spring and summer resulted in unsold inventories. In addition, sales in the fourth quarter of 2004 were reduced by increased provisions for sales returns and credits in the pool products division of approximately $1.2 million.

Quarterly gross profit as a percentage of sales declined from a range of 22-24% in 2003 to 12-19% in 2004, with the first quarter accounting for the lowest contribution to gross profit in both years and the second and third quarters contributing the most to gross profit in both years as a result of the seasonality of the pool business. In 2004, the overall declining trend in profitability resulted from a combination of increasing raw material costs and the stronger Canadian dollar, as a higher proportion of the pool segment's costs compared to its sales are in Canadian dollars. Furthermore, in the fourth quarter of 2004 gross margins were reduced by $2.9 million of charges related to the above mentioned sales returns and credits, obsolete inventory, increased depreciation, and other expenses.

The seasonal nature of the demand for pool products also caused selling, general and administrative ("SG&A") expenses to be higher as a percentage of sales in the first and fourth quarters. SG&A as a percentage of sales in the fourth quarter of 2004 were relatively steady at 18% compared to 17% in the fourth quarter of 2003. In the second and third quarters of 2004, these expenses represented 14 % of sales compared with 16% and 15% in the second and third quarters of 2003. The $1.3 million increase in SG&A expenses in the fourth quarter of 2004 from the fourth quarter of 2003 is attributable in part due to severance costs and higher promotion expenses in the pool products division. The strengthening Canadian dollar in the fourth quarter also raised the cost of the Company's Canadian administration and sales personnel.

In the fourth quarter 2004, the Company recognized an after-tax extraordinary gain of $0.9 million as a result of negative goodwill resulting from the finalization of acquisition contingencies related to the acquisition of the Atlantic/Jacuzzi assets in 2003.

Related party transactions

The Company leased one of its production facilities from an entity controlled by a director and significant shareholder of the Company for $137,000 (2003 - $247,000). Effective March 23, 2004, the Company terminated the lease, which had 2 years remaining, and agreed to pay a termination fee of $182,000 in consideration. The related party sold the building and the Company entered into a 2-year lease with the new owner. The termination fee was charged to cost of sales. These transactions were measured at the amount agreed to by the parties.

The Company entered into an agreement on July 1, 1999 to pay professional consulting fees to a company which one the Company's directors and significant shareholders has an equity interest. Under this agreement the Company is committed to pay a monthly management fee until July 1, 2008. During 2004
$155,000 (2003 - $210,000) was paid or accrued. This fee was determined by mutual agreement between the parties.

Effective April 28, 2004 the Company entered into a put/call agreement (the "agreement") with Hawklane Developments Inc. ("Hawklane"), a company controlled by a director and significant shareholder of the Company that allows for the sale of a property that has industrial contamination. The Company entered into the transaction with a view to divesting itself of a source of potential environmental liability. Under the terms of the agreement Hawklane may require the Company to sell the property to it or the Company may require Hawklane to buy the property for a purchase price of Cdn. $3 million (US $2.5 million) less a minimum credit of US $300,000 as compensation for Hawklane assuming any and all environmental contamination remediation obligations. The purchase price will be paid in cash on closing (which is conditional upon receiving the consent of the Company's secured operating and term lenders who have an interest in the subject property) subject to a 5 year, non-interest bearing vendor take-back mortgage of Cdn. $500,000 (US $400,000), of which the principal amount may be reduced by any amount spent on environmental remediation of the property in excess of US $300,000. In addition, upon execution of the put/call agreement, the Company is committed to enter into a leaseback transaction with Hawklane, whereby the Company will lease the property for an initial term of 10 years with a 5-year renewal option. The Company will receive a favourable lease rate of Cdn. $2/sq. ft for the first three years, it will then pay a rate of Cdn. $3.25 sq. ft for the next two years, and thereafter pay the greater of Cdn. $3.75 sq. ft or market rate for the remainder of the lease. The Company will be responsible for all property taxes, maintenance, utility and other operational costs associated with the property. These lease payments have not been included in Note 13 of the consolidated financial statements or in the table of contractual obligations below.

An independent committee of the board of directors has approved this transaction, based in part on an appraisal of the property dated April 2, 2004 that valued the property at Cdn. $3 million (an estimate recognizing the property's known environmental condition) and the terms of the transaction including the lease back transaction.

On 22nd September 2004, Hawklane exercised the call on the property. The Company was in negotiations to increase its debt facilities to fund working capital and capital expenditure requirements. The lenders as part of their review of this request undertook appraisals of all of the Company's properties and Phase I environmental reviews. A $5 million term debt facility was approved and the loan was affected on October 31, 2004. The lenders, in evaluating an additional $5 million to support seasonal working capital requirements in 2005 have indicated that in order to proceed that they will require the subject property as collateral.


Liquidity and capital resources

(In '000s USD)
-----------------------------------------------------------------------------------------------------------------------
CASH FLOW                                                                         2004          2003             2002
                                                                                ---------    -----------      ---------
Cash flow from operations before changes in non cash operating working capital    $7,054       $11,278         $9,921
Changes in non-cash working capital                                               (4,603)       19,842          6,906
                                                                                ---------    -----------      ---------
Cash flow from operations                                                          2,451        31,120         16,827
Net acquisitions of capital asset *                                              (10,064)       (8,946)        (5,218)
                                                                                ---------    -----------      ---------
Available cash flow                                                              ($7,613)       $22,174       $11,609
-----------------------------------------------------------------------------------------------------------------------

* Fiscal 2004 amount includes $0.6 million from sale of injection moulding equipment.


The Company generated $2.4 million of cash from operations in 2004 compared with $31.1 million in 2003 and $16.8 million in 2002. The Company's lower level of profitability and an increase in inventory of approximately $10 million were the principal reasons for decline in cash from operations. The increase in pool products inventory of $7.5 million was a result of sales that did not materialize due to poor weather in the peak sales season. Packaging inventory values also increased due to the higher cost of resin during the year.

In 2004, the Company invested $10.1 million primarily for expanding production capacity for some of its packaging product lines, the Airspace equipment program and on leasehold improvements to the Company's new pool products manufacturing facility in Toronto. In 2003, $8.9 million was invested in packaging products production equipment and in equipment for the Company's PXL Cross Linked Foam joint venture. Also in 2003, the Company invested $32.1 million in the acquisition of the Atlantic/Jacuzzi assets. The Company financed part of the purchase price by issuing a convertible note of $5 million.

The Company generated $10 million from financing activities in 2004 compared with $9.4 million in 2003. These cash flows were derived primarily from issuance of long term debt of $8.6 million, as the Company assumed $3.6 million of fixed rate equipment loans and $5 million bank term loan, to finance an expansion of production capacity primarily in the Company's Toronto packaging plant. An increase in the bank indebtedness of $4.3 million, and issuing of $1.6 million of common stock to employees who exercised stock options also contribute to cash flows. Cash in-flows were offset by repayments of long-term debt of $4.5 million.

(In '000s USD)
----------------------------------------------------------------------------
WORKING CAPITAL                              2004         2003         2002
                                        ----------   ----------   ----------
Operating working capital                 $16,018      $14,335      $10,416
Accounts receivable days outstanding           47           51           49
Inventory turnover                            4.4          5.4          7.4
----------------------------------------------------------------------------

In managing its working capital, the Company performs monthly reviews of certain working capital metrics. The Company improved its collection of slow paying accounts in the fourth quarter and expects that it will further reduce the days outstanding on its receivables in the pool segment.

Inventory turnover decreased since fiscal 2002 in part to the higher level of inventory required to support the Pool Division. In 2004, the Company carried a higher than planned inventory level for the last six months of the year as sales were lower than expected. The Company has made increasing its inventory turnover one of its objectives for 2005.

(In '000s USD)
------------------------------------------------------------------------------------------------------
CAPITALIZATION                                                 2004            2003            2002
                                                            -----------   -------------    ------------
Amount drawn on operating credit facilities                   $18,673         $13,130             $ -
Undrawn amount of operating credit facilities
    (excluding amounts used to support letters of credit)      16,327          21,870          25,000
Net increase (decrease) in long term debt                       4,099          (2,700)          1,027
Issuance (redemption) of common shares                          1,585            (455)             62

Net funded debt                                                43,880          33,898          21,910
Shareholders equity                                           $37,457         $33,889         $24,414
Net funded debt to shareholders equity                            1.2             1.0             0.9
------------------------------------------------------------------------------------------------------


The Company's Pool Division is a seasonal business and it impacts on the Company's cash flows and investment in working capital. Pre-season inventories are purchased and manufactured in the November-March period in order to service customers in the peak months of March-June. As a result, the Company must maintain higher than normal inventory levels in the pre-season months. The Company also gives customers that purchase product in the off-season extended payment terms. These working capital requirements are financed from the Company's revolving bank line.

Bank indebtedness at October 31, 2004 was $18.7 million versus $13.1 million in 2003. The Company posts letters of credit to support payment obligations such as finished goods imports from the Far East, bond maturities and rent. These letters of credit are not included under the Company's borrowings but do reduce the bank line availability. At 2004 year end, the Company's line of credit was reduced by $5.6 million of letters of credit outstanding, $4.9 million of this amount was in support of Industrial Revenue Bonds issued by the Company.


(In 000's USD)
------------------------------------------------------------------------------------------------------
Contractual obligations                  Payments due by Period:
                                         -------------------------------------------------------------
                                            Total    Less than      1-3 years   4-5 years   After 5 years
                                                         1 year
------------------------------------------------------------------------------------------------------
Long term debt                               $24,125      $5,893      $7,302       $4,721      $6,209
------------------------------------------------------------------------------------------------------
Operating leases                              14,217       2,907       3,636        2,515       5,159
------------------------------------------------------------------------------------------------------
Related party consulting fee                     581         155         310          116           -
------------------------------------------------------------------------------------------------------
Total contractual obligations                $38,923      $8,955     $11,248       $7,352     $11,368
------------------------------------------------------------------------------------------------------


In 2005, in addition to its working capital requirements Polyair will require funding to pay for capital expenditures and to service its debt obligations. A portion of this cash is provided by term debt that the Company borrows. At October 31, 2004, the Company had $24.1 million of term debt of which 29% is fixed rate debt. During the year, the Company assumed $3.6 million of fixed rate term debt and it repaid $4.5 million of term debt including $1 million of a 6.5% Industrial Revenue Bond. The balance of this bond, $2 million, is due in April 2005.

In the fourth quarter, in order to replenish its working capital and to be in a position to fund 2005 capital expenditures and debt repayments, the Company borrowed an additional $5 million under its term facility with its operating lenders. This loan was supported by higher equipment and property collateral values in an appraisal commissioned by the Company's lenders.

In requesting the term loan increase, the Company anticipated that it would require an additional $5 million financing to fund its 2005 working capital requirements. Its operating lenders are evaluating this request based on the Company's forecasted cash flows and the value to its tangible assets including the property subject to the Put/Call agreement. The Company also has available to it lease financing which it will use to finance the acquisition of major equipment purchases in 2005. With the receipt of the additional $5 million working capital loan the Company expects that it will have sufficient cash resources to meet its 2005 business plan.

Polyair's existing operating loan agreements contain covenants that require the Company to meet leverage and debt service tests. At October 31, 2004, the Company was in compliance with all of its covenants under its existing operating loan facility. With the additional working capital loan, management expects that the Company will continue to remain in compliance with its debt covenants and that it will have sufficient level of financing to operate and grow its business.

Other long-term liabilities, which principally consist of pool products warranty accruals and other expenses incurred on the acquisition of the Atlantic/Jacuzzi assets, declined as charges incurred were offset against the accruals. The convertible note balances increased from the year-end and comparative period in 2003 due to the accretion of equity carrying value of the face amount of the note.

The effect of foreign currency translation on cash and equivalents used up cash of $1.5 million this year compared with $0.9 million in 2003. This was as a result of the significant depreciation of the US dollar relative to the Canadian dollar. In the fourth quarter of 2004 the negative impact on cash balances as a result of foreign currency translation amounted to $0.9 million, comparable to that in the corresponding period of 2003.

Critical accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting estimates used in the preparation of its consolidated financial statements include significant judgement and are critical to the understanding of results of operations:

Sales returns and allowances
The Company records customer product returns as an adjustment to sales. The Company estimates and accrues its customer returns based on historical trends and known return goods authorizations. Higher product returns after the Company's has reported its financial results may cause these estimates to be inadequate and could result in charges to income in future periods.

Customer rebates
The Company pays rebates to certain of its customers when they achieve pre-defined sales targets. The Company accrues for these rebates based on sales achieved and charges these rebates against sales. Estimates of rebates accrued are continually revised to reflect actual rebates earned based on purchase levels. If market conditions were to change, the Company may have to change the terms of its rebate programs. Although such changes would not affect the amounts recorded for sales already made it could lower or raise the Company's gross profits in future periods.

Allowance for Doubtful Accounts
The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. It performs periodic credit evaluations of its customers and with the exception of the pool division's export sales, it does not require collateral or credit insurance. In developing its allowance for doubtful accounts, the Company performs a specific reserve analysis of all large accounts with past due balances. The Company also maintains a general reserve for smaller accounts that are delinquent. The
Company writes-off accounts when it has exhausted collection efforts and recovery of amounts owed is unlikely. Such write-offs are charged against the allowance for doubtful accounts, if the account was previously provided for or to the Statement of Income if provision was not made or was insufficient. In 2004, write-offs for delinquent accounts were negligible. In the Pool Division the Company provides its larger customers with substantial lines of credit and extended payment terms. In the event of the business failure of one of these customers the earnings of the Company would be materially impacted.

Valuation of obsolete inventory
In the Packaging Division the majority of products are manufactured against orders and inventory on hand is primarily raw materials or finished goods that are awaiting shipment or customer release. A provision for obsolete inventory is established in this division based on materials on hand that are in excess of current usage or where changes in the customer mix makes the inventory less saleable.

In the Pool Division inventory is built up in the off-season against forecasts by stock keeping units (SKU's) to provide a high level of service to customers in the peak season. For slower moving items or ones with no movement provisions are established to reflect that these products may be not be sold at a profit or may be sold for salvage value.

In evaluating the adequacy of the Company's provision for inventory obsolescence, a number of factors are considered including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. The Company's provision for inventory obsolescence may require adjustment as any of the above mentioned factors change.

Warranty provision
The Company establishes a warranty provision based on claims it has had on a historical basis. In the pool products division the Company does not have a long experience with warranty claims for the Atlantic/Jacuzzi business and the provision for warranty was established based on 2003-4 experience and an analysis of individual product warranties.

Future Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. However changes in future profitability of the Company may impact the realization of these future tax assets.

Recently issued accounting pronouncements
During 2004, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, the adoption of which do not have a material impact on its financial position, results of operation, or cash flows. These accounting pronouncements are discussed in note 2 of the Consolidated Financial Statements.

Risks and uncertainties
Polyair Inter Pack's business is subject to a number of broad risks and uncertainties including general economic conditions, competition, product liability and Canadian and US government policies and regulations regarding environmental, health, transportation and safety. In addition to these broad business risks the Company has risks that are unique to the sectors it operates in, some of these risks are detailed below.

Weather - Weather is the principal external factor that affects demand for the Company's Pool Division products. Unseasonal late warming or a wet early summer can decrease the length of the pool season and reduce demand for the Company's pool products.

Seasonality. - The pool products business is highly seasonal and in 2004 approximately 60% of this division's net sales were generated in the March to June period. This division typically generates a substantial portion of its operating income in the third quarter and in these months. Any factors that disrupt sales or operations in these months could materially affect the earnings of the Company.

Commodity prices and availability - The Company uses various commodity raw materials in conjunction with its manufacturing processes. Generally, the Company acquires such components at market prices and does not use financial instruments to hedge commodity prices. As a result, the Company is exposed to market risk related to changes in commodity prices related to these components. To mitigate the risk of rising input prices, the Company implements periodical price increases. However, such price increases are subject to competitive market pressures. The Company currently has alternate suppliers for its key raw materials, in the event of strong global demand for these materials it is possible that supply in North America could be constrained. The Company has strong relationships with its key suppliers and it has occasionally entered into short terms supply contracts to ensure continued supply.

Foreign exchange risk - The Company's earnings are impacted by a strengthening Canadian dollar. To reduce its short-term exposure to exchange rate fluctuations, the Company has developed a hedging policy under which up to half of its known foreign exchange requirements may be hedged by way of foreign exchange futures or forward contracts. At October 31, 2004, the Company did not have any hedges outstanding.

Credit risk - The seasonal nature of the pool products sales requires the Company to establish substantial lines of credit for its customers and to offer extended payment terms. The Company attempts to mitigate its credit risk through the establishment of credit limits and monitoring the creditworthiness of its customers. It also seeks to maintain diversity in its customers and in fiscal 2004 no one customer accounted for more than 10% of consolidated sales.

Equipment supply-In the Packaging Division the Company depends on specialized manufacturing equipment. Some of this equipment can take many months to construct and delays in delivery and/or commissioning can put a strain on meeting customer delivery expectations and plant profitability.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company's operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

Outlook

In its packaging business the Company is experiencing increased demand for its products. The volatility of resin and other raw material costs continues to be a source of uncertainty in projecting an improvement of the profitability in this business. The Company is committed to seek to offset resin cost increases with selling price increases however the competitive nature of the protective packaging markets does not provide certainty that announced price increases will be realized.

In its Pool Division, the Company has made significant progress in the integration of the Atlantic/Jacuzzi acquisition. Management anticipates increased revenues as a result of growth in demand and the Company's improved capability to meet this demand.

With good progress in the integration of the pool operations, the consolidation of its Toronto packaging facilities almost complete and a sharper focus on improving its profitability and reducing its working capital investment, the Company is optimistic about its prospects in 2005.

                      Consolidated Financial Statements

                      POLYAIR INTER PACK INC.

                      Years ended October 31, 2004, 2003 and 2002

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING



The accompanying consolidated financial statements of Polyair Inter Pack Inc. ("Polyair") and all the information in the Management Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts that are based on the best estimates and judgements of management, and in their opinion present fairly, in all material respects, Polyair's financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in the Management Discussion and Analysis and has ensured that it is consistent with the financial statements.

Management of Polyair, in furtherance of the integrity of the financial statements, has developed and maintains a system of internal controls. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of financial statements and that Polyair's assets are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing Management's responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through the Audit Committee.

The Audit Committee is appointed by the Board of Directors and its members are outside, unrelated directors. The Audit Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities, and to review the Management Discussion and Analysis, the financial statements and the external auditor's report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.





Henry Schnurbach                                             Victor D'Souza
President and Chief Executive Officer                  Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of Polyair Inter Pack Inc. as at October 31, 2004 and 2003 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants



Toronto, Canada

January 11, 2005

POLYAIR INTER PACK INC.
Consolidated Balance Sheets
(In thousands of U.S. dollars)
October 31

------------------------------------------------------------------------------------------------------------------
                                                                                       2004                  2003
------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
       Cash                                                                         $ 2,286              $    888
       Net accounts receivables                                                      25,063                24,006
       Due from joint venture (note 18)                                                 711                   826
       Inventory (note 5)                                                            42,177                30,022
       Prepaid expenses and other                                                     2,649                 2,175
       Income taxes receivable                                                        2,204                   111
       Future income tax (note 12)                                                    1,576                 1,492
       -----------------------------------------------------------------------------------------------------------
                                                                                     76,666                59,520
Property, plant and equipment, net (note 6)                                          42,696                37,790
Future income tax (note 12)                                                           1,280                 1,369
Intangible and other assets, net (note 7)                                             1,529                 1,862

------------------------------------------------------------------------------------------------------------------
                                                                                  $ 122,171              $100,541
==================================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
       Bank indebtedness (note 8)                                                  $ 18,673               $13,130
       Accounts payable and accrued liabilities                                      35,146                25,793
       Income taxes payable                                                             936                 2,009
       Future income tax (note 12)                                                        -                    62
       Current portion of long-term debt (note 9)                                     5,893                 4,191
       -----------------------------------------------------------------------------------------------------------
                                                                                     60,648                45,185
Long-term debt (note 9)                                                              18,232                15,348
Other long-term liabilities (note 3)                                                      -                 1,324
Convertible note (note 4)                                                             1,082                 1,229
Future income tax (note 12)                                                           4,854                 3,633
Non-controlling interest                                                               (102)                  (67)

Shareholders' equity:
       Convertible note (note 4)                                                      4,081                 3,938
       Capital stock (note 10)                                                       11,513                 9,938
       Contributed surplus                                                               83                     -
       Retained earnings                                                             18,648                18,869
       Cumulative translation account                                                 3,132                 1,144
       -----------------------------------------------------------------------------------------------------------
                                                                                     37,457                33,889
Commitments and contingencies (notes 13 and 15)

------------------------------------------------------------------------------------------------------------------
                                                                                  $ 122,171              $100,541
==================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:


Fred A. Litwin                                                 Henry Schnurbach
Chairman of the Board                                          Director & CEO

POLYAIR INTER PACK INC.
Consolidated Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)

Years ended October 31
------------------------------------------------------------------------------------------------------------
                                                                       2004           2003           2002
------------------------------------------------------------------------------------------------------------
Sales                                                             $   191,656    $   142,776    $   119,510
Cost of sales                                                         159,767        110,032         91,158
-----------------------------------------------------------------------------------------------------------

Gross profit                                                           31,889         32,744         28,352
Selling, general and administrative expenses                           30,832         23,434         19,078
Net interest expense and other (notes 6 and 20)                         2,101          1,595          1,704
-----------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                                      (1,044)         7,715          7,570

Income taxes (recovery) (note 12):
      Current                                                          (1,435)         2,356          3,631
      Future                                                            1,396            629           (510)
-----------------------------------------------------------------------------------------------------------
                                                                          (39)         2,985          3,121
-----------------------------------------------------------------------------------------------------------
Net (loss) income before extraordinary gain                            (1,005)         4,730          4,449
Extraordinary gain, net of taxes (note 19)                                948
-----------------------------------------------------------------------------------------------------------
Net (loss) income                                                 $       (57)   $     4,730    $     4,449

Retained earnings, beginning of year                              $    18,869    $    14,614    $    10,191
Premium on common shares purchased for
cancellation (note 10)                                                     --           (372)           (26)

Convertible note charge (note 4)                                         (164)          (103)            --
-----------------------------------------------------------------------------------------------------------

Retained earnings, end of year                                    $    18,648    $    18,869    $    14,614
===========================================================================================================

Net (loss) income before extraordinary gain per share (note 11)
            Basic                                                 $     (0.19)   $      0.76    $      0.72
            Diluted                                               $     (0.19)   $      0.66    $      0.71

-----------------------------------------------------------------------------------------------------------
Net (loss) income per share (note 11)
            Basic                                                 $     (0.04)   $      0.76    $      0.72
            Diluted                                               $     (0.04)   $      0.66    $      0.71

-----------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding (note 11)
            Basic                                                   6,130,264      6,113,022      6,206,311
            Diluted                                                 6,924,460      7,052,477      6,288,459
===========================================================================================================

The accompanying notes are an intergral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Years ended October 31

Operating activities:
           Net (loss) income                                                        $ (57)          $  4,730          $  4,449
           Items which do not involve cash:
                           Depreciation and amortization                            7,231              5,925             5,995
                           Gain on sale of equipment                                 (616)                 -                 -
                           Extraordinary items                                       (948)                 -                 -
                           Stock based compensation                                    83                  -                 -
                           Future income taxes                                      1,396                629              (510)
                           Non-controlling interest                                   (35)                (6)              (13)
           --------------------------------------------------------------------------------------------------------------------
                                                                                    7,054             11,278             9,921
           Change in non-cash operating working capital:
                           Accounts receivable                                       (256)            25,647               354
                           Inventory                                               (9,504)            (2,857)            2,955
                           Prepaid expenses and other                                (343)            (1,086)              168
                           Accounts payable and accrual liabilities                 8,523               (708)              289
                           Income taxes payable/receivable                         (3,023)            (1,154)            3,140
           --------------------------------------------------------------------------------------------------------------------
                                                                                    2,451             31,120            16,827
Investing activities
           Purchase and deposits on building and equipment                        (10,064)            (8,946)           (5,218)
           Proceeds from sale of equipment                                            616                  -                 -
           Acquisitions (note 3)                                                        -            (32,122)                -
           Due to (from) joint venture                                                168               (411)             (313)
           Other                                                                     (241)              (272)             (474)
           --------------------------------------------------------------------------------------------------------------------
                                                                                   (9,521)           (41,751)           (6,005)
Financing activities:
           Increase in long-term debt                                               8,620                585            18,373
           Repayment of long-term debt                                             (4,521)            (3,285)          (17,346)
           Increase (decrease) in bank indebtedness                                 4,269             12,550            (9,710)
           Common shares repurchased                                                    -               (559)              (63)
           Stock options exercised                                                  1,585                104               125
           --------------------------------------------------------------------------------------------------------------------
                                                                                    9,953              9,395            (8,621)

Effect of currency translation on cash balances                                    (1,485)              (874)             (100)
-------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                                         1,398             (2,110)            2,101
Cash, beginning of year                                                               888              2,998               897

-------------------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                                 $ 2,286           $    888          $  2,998
-------------------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
           Interest paid                                                          $ 2,581           $  1,428          $  1,480
           Net income taxes paid                                                  $ 1,334           $  4,275          $    618

Non-cash transactions:
           Non-cash consideration paid on acquisition (note 3)                    $     -           $  6,814          $      -

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

POLYAIR INTER PACK INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share amounts and except where noted)

October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------



1. Nature of the business:

       Polyair Inter Pack Inc. (the "Company" or "Polyair") is a public company whose shares are traded on the Toronto and American Stock Exchanges. The Company manufactures and markets packaging and pool products.


2.     Significant accounting policies:

       The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada.

       (a) Basis of consolidation:

            The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from the respective date of acquisition. The accounts also include the Company's proportionate share of assets and liabilities of PXL Cross Linked Foam Corporation (50.1% owned) (note 18).

       (b) Reporting currency and foreign currency translation:

            The Company's reporting currency is the U.S. dollar. The US dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations.

            Monetary items denominated in foreign currencies, such as cash and accounts receivable, are translated into the functional currency of the respective operations at exchange rates in effect at the balance sheet dates. Non-monetary items denominated in foreign currencies, such as property, plant and equipment and long-term debt, are translated at rates of exchange in effect when the assets are acquired or obligations incurred. Revenue and expenses in foreign currencies are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses arising from such translations are included in income.

            The Company's Canadian operations are then translated into US dollars using the current rate method. Under this method, all assets and liabilities are translated at the year-end rate of exchange and all revenues and expense items are translated at the average rate of exchange for the year. Exchange rate differences arising on this translation are deferred as a separate component of shareholders' equity.



2. Significant accounting policies (continued)

        (c) Revenue recognition:

            Revenue from product sales is recognized when product is shipped to the customer, the customer takes ownership and assumes risk of loss, and collection of the relevant receivable is reasonably assured. Customer returns are recorded as an adjustment to sales. The Company estimates and accrues its customer returns based on historical trends and known return goods authorizations.

       (d)  Inventory:

            Raw materials are stated at the lower of cost and replacement cost. Finished goods are stated at the lower of cost, determined by the first-in, first-out method, and net realizable value.

       (e) Property, plant and equipment:

            Property, plant and equipment are recorded at cost. Depreciation is recorded once assets are in use and is calculated using the straight-line method at annual rates designed to amortize the cost over their estimated useful lives as follows:


--------------------------------------------------------------------------------

        Building                                                        2-1/2%
        Machinery, equipment, furniture and fixtures                 10% - 50%
        Computer equipment                                                 33%
        Leasehold improvements                         Over term of lease plus
                                                            first renewal term

--------------------------------------------------------------------------------


        (f) Intangible and other assets:

            Patent, trademarks and license agreement are stated at cost, net of accumulated amortization. Amortization is provided over the useful lives (11 years) of the intangible assets using the straight-line method.

            Subsequent to October 2001, goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of the goodwill (allocated to reporting units) exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of income and retained earnings.

            Deferred financing costs are amortized over the term of the related financing and will become fully amortized in fiscal 2005.


2. Significant accounting policies (continued):

       (g) Financial instruments:

            The Company, in the normal course of business, periodically enters into future foreign currency exchange contracts, to manage foreign currency exposures. Gains and losses on the maturity of the Company's forward contracts, which were designated as hedges of anticipated future purchases or sales, are recorded as an adjustment to the related purchase or sale.

       (h) Income taxes:

            The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

            Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

        (i) Stock-based compensation plan:

            The Company has a stock-based compensation plan, which is described in note 10.

           Effective November 1, 2002, the Company adopted recommendations of The Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments, using the fair value-based method. Under the fair value method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to Contributed Surplus. Consideration paid by employees on exercise of stock options is recorded as share capital. These recommendations were applied to all stock-based payments granted on or after November 1, 2002.

       (j) (Loss) income per share:

            Basic (loss) income per share is computed using the weighted average number of common shares outstanding during the year. Diluted (loss) income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and the conversion of convertible note.

2. Significant accounting policies (continued):

        (k) Use of estimates:

           The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year.

            The Company maintains a provision for obsolete inventory. In evaluating the adequacy of the Company's provision for inventory obsolescence a number of factors are considered including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. The Company's provision for inventory obsolescence may require adjustment as these factors change.

            The Company establishes a warranty provision based on claims it has had on a historical basis. In the pool division, the company does not have a long experience with warranty claims for the Atlantic/Jacuzzi products as they were acquired in 2003. The warranty provision related to these products was therefore established based on 2003-4 experience and an analysis of individual product warranties. As a result, actual warranty claims may differ from the estimated provision.

            The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. It performs periodic credit evaluations of its customers and with the exception of the pool division's export sales, it typically does not require collateral or credit insurance. The Company's estimate of the allowance for doubtful accounts may prove insufficient if a greater than expected number of customers are delinquent in their payments.

        (l) Recently issued accounting pronouncements: (i) Asset retirement obligations:

                    In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations." This Section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This Section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. This guideline is effective for the Company's 2005 fiscal year, with early adoption encouraged. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

2. Significant accounting policies (continued): (ii) Consolidation of variable interest entities:

                    In June 2003, the CICA approved Accounting Guideline No. 15, "Consolidation of Variable Interest Entities," which provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a "variable interest entity"). This guideline is effective for the Company's 2005 second quarter. Early adoption is encouraged. The adoption of this standard will have no material impact on its financial position, results of operations or cash flows.
(iii) Liabilities and equity:

                    In November 2003, the CICA approved amendments to Handbook
                    Section 3860, "Financial Instruments--Presentation and Disclosure," to require obligations that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus, securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

                    The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer's equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for the Company's 2005 fiscal year. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.


3.     Acquisition:

       In May 2003, the Company acquired certain swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. (Atlantic/Jacuzzi acquisition) at a purchase cost of $40.2 million. The results of operations have been consolidated from the date of acquisition. The acquisition is accounted for by the purchase method.

       The purchase cost was allocated to the fair value of the net assets acquired as follows:
 Accounts receivable                                           $ 33,043
Inventory                                                        14,680
Accounts payable and accrued liabilities                         (6,217)
Other long-term liabilities                                      (1,324)

-------------------------------------------------------------------------
                                                               $ 40,182
-------------------------------------------------------------------------

Consideration:
      Cash                                                     $ 32,122
      Convertible note (note 4)                                   5,000
      Acquisition accruals                                        3,246
      Due from vendor                                              (186)

-------------------------------------------------------------------------
                                                               $ 40,182
-------------------------------------------------------------------------

4.     Convertible note:

       As part of the Atlantic/Jacuzzi acquisition noted above (note 3), the Company issued a $5 million unsecured convertible note, bearing interest of 6% per annum, maturing March 31, 2009. This note is convertible by the holder, at any time after March 31, 2004 (or upon commencement of a take over bid) into 598,802 common shares at a price of $8.35 per share. The Company may prepay the note, at any time after March 31, 2006 in cash or by issuance of 598,802 Series A preference shares.


       As the Company is required to make interest payments in cash while the note is outstanding, the discounted present value of future interest payments to maturity is classified as a liability on the balance sheet. As the Company has the unrestricted ability to satisfy payment of the principal amount of the note with equity, the discounted present value of the note at maturity has been classified as equity, including $462 of the proceeds allocated to the value of the note holders' conversion option. An amount representing accretion of the equity carrying value to the face amount of the note over its term to maturity, on an after tax basis, is classified as a reduction of equity and as a prior deduction in calculating earnings per common share.


5.     Inventory:

                                               2004                 2003
                     ----------------------------------------------------

                     Raw materials         $ 29,839             $ 18,247
                     Finished goods          12,338               11,775

                     ----------------------------------------------------
                                           $ 42,177             $ 30,022



6. Property, plant and equipment:

-----------------------------------------------------------------------------------------------------------
       2004                                                Cost                Accumulated         Net book
                                                                               depreciation          value
------------------------------------------------------------------------------------------------------------
Land                                                    $   132                 $     -             $   132
Building                                                  8,226                   1,407               6,819
Machinery, equipment, furniture & fixtures               56,860                  28,836              28,024
Computer equipment                                        3,033                   2,403                 630
Leasehold improvements                                    5,839                   2,621               3,218
Construction in progress                                  3,873                       -               3,873
                                                    --------------------------------------------------------
                                                        $77,963                 $35,267             $42,696
                                                    ========================================================


       2003                                                Cost                Accumulated         Net book
                                                                               depreciation          value
------------------------------------------------------------------------------------------------------------

Land                                                    $   132                 $     -             $   132
Building                                                  8,207                   1,199               7,008
Machinery, equipment, furniture and fixtures             47,301                  22,620              24,681
Computer equipment                                        2,499                   1,653                 846
Leasehold improvements                                    3,071                   1,863               1,208
Construction in progress                                  3,915                       -               3,915
                                                    --------------------------------------------------------
                                                        $65,125                 $27,335             $37,790
                                                    ========================================================


       During 2004, the Company sold the injection moulding equipment of it's Atlantic Pool Products subsidiary and recorded a gain of $616 (after tax gain of $370). The gain is included in Net interest expense and other (note 20).

7.     Intangible and other assets:

2004                                                       Cost                Accumulated          Net book
                                                                               amortization          value
-----------------------------------------------------------------------------------------------------------
Patent, trademarks and license agreements               $   498                 $   371             $   127
Deferred financing costs                                  1,696                   1,200             $   496
Goodwill                                                  1,199                     293             $   906
                                                      -----------------------------------------------------
                                                        $ 3,393                 $ 1,864             $ 1,529
                                                      =====================================================






7.     Intangible and other assets (continued):

      2003                                                 Cost                Accumulated          Net book
                                                                               amortization          value
------------------------------------------------------------------------------------------------------------
Patent, trademarks and license agreements               $   573                 $   340             $   233
Deferred financing costs                                  1,526                     642                 884
Goodwill                                                  1,017                     272                 745
                                                       -----------------------------------------------------
                                                        $ 3,116                 $ 1,254             $ 1,862
                                                       =====================================================


8.     Bank indebtedness:

       Bank indebtedness consists of a revolving, working capital credit facility that provides the Company with a maximum of $60 million for working capital with availability determined periodically based on eligible accounts receivable and inventory. Based on October 31, 2004 balances, the available credit facility is $35 million, of which the Company has used $5.6 million to support a letters of credit and has drawn $18.7 million for operating cash. The unused available credit facility is approximately $10.7 million. The un-drawn portion of the credit facility is subject to a fee of 0.375% per annum.

       The working capital credit facility is secured by substantially all the assets of the Company and contains various restrictive covenants relating to, among other things, minimum levels of tangible net worth, debt service, limitations on additional indebtedness and on capital expenditures.

                                                                2004            2003
       -------------------------------------------------------------------------
       US dollar working capital credit facility, interest
       payable at U.S. prime plus 0.5% or LIBOR plus
       2.75% at the option of the company.                    $ 2,591         $ 6,912
       Canadian dollar working capital credit facility,
       interest payable at Canadian prime plus 0.5%.           16,082           6,218
                                                            --------------------------
                                                              $ 18,673        $ 13,130
                                                            ==========================



9. Long-term debt:

--------------------------------------------------------------------------------------------------------------------
                                                                                               2004           2003
--------------------------------------------------------------------------------------------------------------------
Canadian dollar equipment loans repayable by monthly blended principal and interest payments, bearing interest at rates ranging from 6.95% to 7.65%, maturing at various dates ranging from
August 2007 to February 2009.                                                                $ 4,031          $ 620

Canadian dollar bank loan repayable by monthly principal payments, bearing interest at Canadian bank prime plus 1%, maturing on
October 2011.                                                                                  2,122          1,685

US dollar equipment loans repayable by monthly blended principal payments, bearing interest at LIBOR. Maturing at various dates ranging from
February 2009 to July 2009.                                                                    2,558          3,390

US dollar bank loans repayble by monthly principal payments, bearing interest at
U.S. prime plus 0.5%, or LIBOR plus 3% at the option of the Company,
maturing at various dates ranging from October 2011 to May 2014.                               9,801          6,576

US dollar municipal equipment loans repayable by monthly blended principal and interest payments, bearing interest at fixed rate 3%, maturing at various
dates ranging from November 2005 to May 2007.                                                  1,055          1,565

US dollar Industrial Revenue Bonds repayable in fixed annual payments,
bearing interest at 6.5% per annum, maturing April 1, 2005.                                    2,000          3,000

US dollar Industrial Revenue Bonds, repayable by quarterly sinking fund installments, bearing interest at a floating rate, based on the rates prevalent for the highest rated short-term, U.S. federal tax-exempt obligations,
maturing June 1, 2016.                                                                         2,558          2,703

--------------------------------------------------------------------------------------------------------------------
                                                                                              24,125         19,539

Less: current portion                                                                          5,893          4,191

--------------------------------------------------------------------------------------------------------------------
                                                                                            $ 18,232       $ 15,348
====================================================================================================================



       Aggregate repayments of long-term debt are as follows:
       ------------------------------------------------------------------
            2005                                                 $ 5,893
            2006                                                   3,788
            2007                                                   3,514
            2008                                                   2,648
            2009                                                   2,073
            Thereafter                                             6,209
       -------------------------------------------------------------------
                                                                 $ 24,125
       ===================================================================


       The bank loans are secured by substantially all the assets of the Company and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth, debt service, limitations on additional indebtedness and on capital expenditures. The Industrial Revenue Bonds are secured by specific land and buildings and supported by a letter of credit. Equipment loans are secured by a first charge on specific equipment.



10.    Capital stock:

       Authorized:

           598,802 Series A preference shares,
              non-voting, cumulative, bearing dividend at an annual rate of $0.501 per share, redeemable and convertible into an equivalent number of common shares

           Unlimited common shares

       Issued common shares:

                                                           2004                                2003
---------------------------------------------------------------------------------------------------------------
                                              Shares               Amount            Shares             Amount
---------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                 6,126,500          $ 9,928           6,223,300         $ 10,021
Shares repurchased for cancellation                    -                -            (120,000)            (187)
Options exercised during year                    321,850            1,585              23,200              104

---------------------------------------------------------------------------------------------------------------
Outstanding, end of year                       6,448,350          $11,513           6,126,500         $  9,938
---------------------------------------------------------------------------------------------------------------



       In 2004, the Company did not repurchase any common shares for cancellation. In 2003, 120,000 common shares were repurchased for cancellation pursuant to a Normal Course Issuer bid at an average cost of Cdn. $8.29 per share. The excess of the purchase cost over the book value of the shares was charged to retained earnings.


       Stock options:
       All options are set to expire 10 years from the date of grant. The Company has authorized options to purchase 1,141,000 since the inception of the plan and 542,700 remain outstanding (2003 - 868,750) at prices ranging from Cdn. $6.00 to $13.44 per share. At year end, the weighted average remaining contractual life of the outstanding options was 3.24 years (2003 - 3.77 years; 2002 - 0.70 years) and 472,594 (2003 - 769,264;
       2002 - 658,143) options were exercisable at prices ranging from Cdn. $6.00 to $13.44 per share.

       Effective November 1, 2002, the Company adopted recommendations of The Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments, using the fair value-based method. These recommendations were applied to all stock-based payments granted on or after November 1, 2002.


10.    Capital stock (continued):

                                                         Options                         Average exercised price ($Cdn.)
                                            ------------------------------------        ---------------------------------
                                             2004          2003          2002            2004         2003        2002
-----------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year              868,750       837,650      871,200         $ 6.34       $ 6.00      $ 6.00
Granted                                           -        55,700       16,800              -        11.28        6.34
Exercised                                  (321,850)      (23,200)     (33,000)         (6.00)       (6.00)      (6.00)
Forfeited                                    (4,200)       (1,400)     (17,350)         (8.66)       (6.00)      (6.00)

-----------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                    542,700       868,750      837,650         $ 6.54       $ 6.34      $ 6.00
=======================================================================================================================


       The following table summarizes information about stock options outstanding at October 31, 2004:



----------------------------------------------------------------------------------------------------------------------
                                                    Options outstanding                      Options exercisable
                                         -----------------------------------------        ----------------------------
Exercise prices ($Cdn.)                      Number       Weighted         Weighted           Number        Weighted
                                          outstanding     average          average         exercisable       average
                                                         remaining         exercise                         exercise
                                                        contractual     price ($Cdn.)                       price  ($
                                                        life (years)                                         Cdn.)
----------------------------------------------------------------------------------------------------------------------
$6.00                                        482,800        2.48          $  6.00            460,014      $  6.00
$6.82                                          7,000        7.42             6.82              2,000         6.82
$9.60                                          2,800        8.50             9.60                560         9.60
$10.00                                        28,700        8.42            10.00              5,740        10.00
$12.60                                         1,400        8.83            12.60                280        12.60
$13.44                                        20,000        8.75            13.44              4,000        13.44
----------------------------------------------------------------------------------------------------------------------


                                               Assumptions
-----------------------------------------------------------------------------------------------------------
                                           Expected    Risk-free       Weighted    Expected      Vesting
                                          voltaility   interest         average     life         period
                                                         rate        fair value
-----------------------------------------------------------------------------------------------------------
Options granted:
              2004                               No options granted
              2003                            80%       0.90%           9.17          10            5

-----------------------------------------------------------------------------------------------------------


During the year, the Company, using the assumptions in the table above and the Black-Scholes option-pricing model, recognized stock-based compensation expense of $83. This amount was credited to contributed surplus.



11.     (Loss) income per share:

       The following table sets forth the calculation of basic and diluted income per share:

       ---------------------------------------------------------------------------------------------------------------------
                                                                    2004                  2003                  2002
       --------------------------------------------------------------------------------------------------------------
Numerator:
      Net (loss) income, before extraordinary gain              $ (1,005)              $ 4,730               $ 4,449
      Convertible note charge (note 4)                              (164)                 (103)                    -
---------------------------------------------------------------------------------------------------------------------
      Net (loss) income available to common
          shareholders before extraordinary gain                  (1,169)                4,627                 4,449
      Extraordinary gain, net of tax                                 948                     -                     -
---------------------------------------------------------------------------------------------------------------------
      Net (loss) income available to common
          shareholders                                            $ (221)              $ 4,627               $ 4,449
=====================================================================================================================
Denominator:
      Weighted average number of
          shares outstanding                                   6,130,264             6,113,022             6,206,311
      Effect of dilutive securities:
          Employee stock options                                 195,394               340,653                82,148
          Convertible note                                       598,802               598,802                     -

---------------------------------------------------------------------------------------------------------------------
Weighted average shares - diluted                              6,924,460             7,052,477             6,288,459
=====================================================================================================================

Net   (loss) income per share (based on income before extraordinary gain):
          Basic                                                  $ (0.19)               $ 0.76                $ 0.72
          Diluted                                                $ (0.19)               $ 0.66                $ 0.71

=====================================================================================================================

Net   (loss) income per share (based on income after extraordinary gain):
          Basic                                                  $ (0.04)               $ 0.76                $ 0.72
          Diluted                                                $ (0.04)               $ 0.66                $ 0.71
=====================================================================================================================

12.    Income taxes:

                                                                2004                     2003                  2002
--------------------------------------------------------------------------------------------------------------------
Current income taxes (recovery):
       U.S. federal                                         $ (1,465)                 $ 1,330               $ 2,795
       U.S. state                                                 62                      243                   707
       Canada                                                    (32)                     783                   129
       -------------------------------------------------------------------------------------------------------------
                                                              (1,435)                   2,356                 3,631
Future income taxes (recovery):
       U.S. federal                                            1,262                      227                  (225)
       U.S. state                                                 81                       43                   (56)
       Canada                                                     53                      359                  (229)
       -------------------------------------------------------------------------------------------------------------
                                                               1,396                      629                  (510)

--------------------------------------------------------------------------------------------------------------------
                                                               $ (39)                 $ 2,985               $ 3,121
====================================================================================================================


The Company's income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.1% (2003 - 36.6%; 2001 - 39.0%) to income as described below:

                                                                2004                    2003                   2002
--------------------------------------------------------------------------------------------------------------------
Income tax expense (recovery) calculated
       using statutory tax rates                              $ (377)                 $ 2,824               $ 2,952
Non-taxable amounts                                               35                      102                   106
Manufacturing and processing
       profits deduction (increase)                               15                      (90)                    5
Foreign earnings subject to different
       tax rates                                                 198                        -                    25
Large Corporations Tax                                            85                       77                    33
Reduction (increase) in future tax rates                           -                       (1)                   18
Other                                                              5                       73                   (18)

--------------------------------------------------------------------------------------------------------------------
                                                              $  (39)                 $ 2,985               $ 3,121
====================================================================================================================

       A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles at October 31 is as follows:
                                                 2004                  2003
----------------------------------------------------------------------------
Current future tax liabilities:
       Investment tax credits                $      -               $   (62)

Non-current future tax liabilities:
       Capital assets                          (4,428)               (3,337)
       Long-term debt                            (426)                 (142)
       Intangible and other assets                  -                  (154)
       ---------------------------------------------------------------------
                                               (4,854)               (3,633)
       ---------------------------------------------------------------------

Current future tax assets:
       Donations                                   30                    11
       Inventory                                  442                   215
       Accrued liabilities                      1,104                 1,266
       ---------------------------------------------------------------------
                                                1,576                 1,492
Non-current future tax assets:
       Intangible and other assets                 31                     -
       Non-capital loss carryforwards             519                   455
       Capital loss carryforwards                  26                    20
       Corporate minimum tax credit               156                   148
       Other long-term liabilities                  -                   636
       Long-term debt                             657                   211
       ---------------------------------------------------------------------
                                                1,389                 1,470
       Valuation allowance                       (109)                 (101)
       ---------------------------------------------------------------------
                                                1,280                 1,369
       ---------------------------------------------------------------------
                                                2,856                 2,861
----------------------------------------------------------------------------
Net future tax liabilities                   $ (1,998)              $  (834)
============================================================================


       The Company has recorded future tax assets of $2,856 after a valuation allowance of $109 is taken into consideration. In order to fully realize the future income tax assets, the Company needs to generate future taxable income of approximately $7,907. Based on projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of the existing valuation allowance.

       The Company has capital loss carryforwards of approximately $54 for which no future tax asset has been recognized. One of the Company's Canadian subsidiaries has non-capital loss carryforwards of $671, which will expire beginning in 2007. Another of the Company's Canadian subsidiaries has Ontario corporate minimum tax credits of approximately $90 for which no future tax asset has been recognized.


       One of the Company's U.S. subsidiaries has restricted non-capital loss carry forwards of $848 of which approximately $106 becomes available to be utilized each year from 2005 to 2012.

13.    Commitments:

       The Company has office and warehouse facilities under operating leases. Rental expenses for all operating leases for the year totalled $2,925 (2003 - $2,335).

       Future minimum rental payments to be made for all non-cancellable operating leases are as follows:


--------------------------------------------------------------------------------
         2005                             $ 2,907
         2006                               2,119
         2007                               1,517
         2008                               1,210
         2009                               1,305
         Thereafter                         5,159
------------------------------------------------------
                                          $ 14,217
------------------------------------------------------


       At October 31, 2004, the Company had commitments of $920 related to the completion of machinery and equipment under construction.


14.    Related party transactions:


       The Company is party to certain agreements and transactions in the normal course of business with shareholders and companies related by common ownership. The Company leased one of its production facilities from an entity controlled by a director and significant shareholder of the Company for $137 (2003 - $247). Effective March 23, 2004, the Company terminated the lease, which had 2 years remaining, and agreed to pay a termination fee of $182 in consideration. The related party sold the building and the Company entered into a 2-year lease with the new owner. The termination fee was charged to cost of sales. These transactions were measured at the amount agreed to by the parties.





14. Related party transactions (continued):

       Professional consulting fees of $155 (2003 - $210) were paid or accrued to a company in which one of the directors has an equity interest. This transaction was measured at the amount agreed to by the parties. Under this agreement, the Company is committed to pay an annual management fee of $155 until July 1, 2008.


       Effective April 28, 2004 the Company entered into a put/call agreement with an entity controlled by a director and significant shareholder of the Company ("the purchaser"). Under the terms of the agreement, at any time on or before March 27, 2005, the purchaser may require the Company to sell a property that has industrial contamination to the purchaser or the Company may require the purchaser to buy the property for a price of Cdn. $3 million (US $2.5 million) less a minimum credit of US $0.3 million as compensation for the purchaser assuming any and all environmental contamination remediation obligations. The purchase price will be paid in cash on closing subject to a 5 year, non-interest bearing vendor take-back mortgage of Cdn. $0.5 million (US $0.4 million), of which the principal amount may be reduced by any amount spent on environmental remediation of the property in excess of U.S. $0.3 million. In addition, upon execution of the put/call agreement, the Company is committed to enter into a leaseback transaction with the related party purchaser, whereby the Company will lease the property for an initial term of 10 years with a 5-year renewal option, which can be exercised by either party. An independent committee of the board of directors approved this transaction and conveyance of the property is subject to the approval of the Company's operating lenders.


       In September 2004, the purchaser of the property exercised the call on the property. As of the date of the release of these financial statements, the lenders have not granted approval for the conveyance of the property.

15.    Contingencies:

       The Company is involved in various legal proceedings normally incident to its business, which, in the opinion of management, will not have a material impact upon the financial position of the Company.

16.    Financial instruments:

       The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, and working capital credit facility. The Company periodically uses derivative financial instruments, including future contracts to manage its foreign currency exposures. At October 31, 2004, the Company had no outstanding commitments.




16.    Financial instruments (continued):

       The fair values of the Company's financial instruments are as follows:


       (a) Short-term financial assets and liabilities:

       Short-term financial assets and liabilities are amounts that are expected to be settled within one year. The carrying amounts in the consolidated balance sheets approximate the fair value because of the short-term nature of these instruments.

       (b) Long-term debt:

       Long-term debt includes term loans and debenture loans that are not expected to be settled within one year. The carrying values of long-term debt approximates fair values as the interest rates charged on this debt approximate market rates for debt with similar terms and conditions.

17.    Segmented information:

       The Company manufactures and markets packaging and pool products. The Company operates principally in the United States, Canada and Europe.

       By geographic region:


                                                              2004                     2003                  2002
--------------------------------------------------------------------------------------------------------------------
Sales:
       United States                                       $ 137,968                $ 112,925             $ 103,340
       Canada                                                 40,665                   27,077                16,170
       Europe                                                 13,023                    2,774                     -
--------------------------------------------------------------------------------------------------------------------
                                                           $ 191,656                $ 142,776             $ 119,510
====================================================================================================================

Property, plant and equipment and goodwill:
       United States                                        $ 23,345                 $ 24,426              $ 24,884
       Canada                                                 20,257                   14,109                 9,309
--------------------------------------------------------------------------------------------------------------------
                                                            $ 43,602                 $ 38,535              $ 34,193
====================================================================================================================

       By operating segment:

                                                               2004                     2003                  2002
--------------------------------------------------------------------------------------------------------------------
Sales
       Packaging products                                  $ 104,586                 $ 89,540              $ 85,324
       Pool products                                          87,070                   53,236                34,186
--------------------------------------------------------------------------------------------------------------------
                                                           $ 191,656                $ 142,776             $ 119,510
====================================================================================================================

In 2004, pool segment sales include sales of $18,900 to one customer. These sales accounted for 21.7% of the pool segment revenues.

--------------------------------------------------------------------------------------------------------------------

Depreciation and amortization
       Packaging products                                    $ 5,948                  $ 4,772               $ 4,954
       Pool products                                           1,283                    1,153                 1,041
--------------------------------------------------------------------------------------------------------------------
                                                             $ 7,231                  $ 5,925               $ 5,995
====================================================================================================================

Income before net interest expense and other, and income taxes
       Packaging products                                    $ 6,166                  $ 7,501               $ 6,894
       Pool products                                          (5,109)                   1,809                 2,380
--------------------------------------------------------------------------------------------------------------------
                                                             $ 1,057                  $ 9,310               $ 9,274
====================================================================================================================

Non-recurring gains (net of tax)
       Packaging products                                    $     -                  $   $ -               $     -
       Pool products                                           1,318                        -                     -
--------------------------------------------------------------------------------------------------------------------
                                                             $ 1,318                  $     -               $     -
====================================================================================================================


--------------------------------------------------------------------------------------------------------------------
                                                                2004                     2003                  2002
--------------------------------------------------------------------------------------------------------------------

Total assets:
       Packaging products                                   $ 67,090                 $ 57,855              $ 50,255
       Pool products                                          55,081                   42,686                17,105
--------------------------------------------------------------------------------------------------------------------
                                                           $ 122,171                $ 100,541              $ 67,360
====================================================================================================================

Capital expenditures:
       Packaging products                                    $ 6,396                  $ 7,293               $ 4,651
       Pool products                                           3,668                    1,653                   567
--------------------------------------------------------------------------------------------------------------------
                                                            $ 10,064                  $ 8,946               $ 5,218
====================================================================================================================



18. Interest in joint ventures:

       In August 2002, the Company entered into an agreement to establish a joint venture. These consolidated financial statements reflect the Company's proportionate interest in the joint venture's assets and liabilities. During fiscal 2003, the joint venture began producing and selling inventory. In general, liabilities of joint ventures are secured by pledges of related assets. The joint venture participants may further support these obligations should the realization from joint venture assets not be sufficient. As a participant in the venture, the Company may be liable for other participants' share of liabilities should they not be able to satisfy them, as well as its own share.


       The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at the end of the year:

                                                          2004          2003
------------------------------------------------------------------------------
Current assets                                          $   847       $   473
Property, plant and equipment and other assets            1,384         1,472
Current liabilities                                        (939)         (590)
Current portion of long-term debt                          (123)         (113)
Long-term debt                                             (426)         (507)
------------------------------------------------------------------------------
Net assets                                              $   743       $   735
------------------------------------------------------------------------------
Revenues                                                $ 2,111       $   480
Expenses                                                  1,991           569
------------------------------------------------------------------------------
Net income                                              $   120       $   (89)
------------------------------------------------------------------------------
Cash flows:
        From operating activities                       $   374       $  (269)
        From investing activities                           (55)       (1,144)
        From financing activities                          (134)        1,372
        Effect on foreign currency translation               11            (5)
------------------------------------------------------------------------------
Net cash flows                                          $   196       $   (46)
------------------------------------------------------------------------------

Due from joint venture                                  $   711       $   826




       In September 2003, the Company entered into an agreement to establish another joint venture for the development, production and marketing of packaging systems. As at October 31, 2004, the joint venture has incurred $450 in research costs. The Company expensed its proportionate share of these costs.





19.    Extraordinary gain:

       The extraordinary gain reflects negative goodwill resulting from the finalization of acquisition contingencies related to the acquisition of the Atlantic/Jacuzzi assets in 2003.

20. Net interest expense and other:

                                                                   2004                   2003                2002
--------------------------------------------------------------------------------------------------------------------
Interest expense on long-term debt                              $ 1,153                 $ 1,088             $ 1,052
Other interest expense, net                                       1,599                     513                 665
Non-controlling interest                                            (35)                     (6)                (13)
Gain on sale of equipment (non-recurring)                          (616)                      -                   -
--------------------------------------------------------------------------------------------------------------------
Net interest expense and other                                  $ 2,101                 $ 1,595             $ 1,704
--------------------------------------------------------------------------------------------------------------------


21.     Comparative figures:

        The 2003 Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2004 Consolidated Financial Statements.

                                 Form 52-901FT2

                         Certification of Annual Filings
                             POLYAIR INTER PACK INC.



I, Henry Schnurbach, President and Chief Executive Officer, certify that:

1. I have reviewed the Annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of POLYAIR INTER PACK INC. for the year ended October 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements, together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


DATED: January 25,2005.

"Henry Schnurbach"

Henry Schnurbach
President
Polyair Inter Pack Inc.

                         Certification of Annual Filings
                             POLYAIR INTER PACK INC.



I, Victor D'Souza, Chief Financial Officer, certify that:

1. I have reviewed the Annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of POLYAIR INTER PACK INC. for the year ended October 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements, together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


DATED: January 25, 2005.

"Victor D'Souza"

Victor D'Souza
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: January 27, 2005                   By:/s/VICTOR D'SOUZA
                                         Victor D'Souza, Chief Financial Officer